UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

NOTICE TO THE MARKET

Rio de Janeiro, March 24, 2008

To: São Paulo Stock Exchange (Bovespa)
Attn: Mr. Jorge Antonio Tambuci
Company Relations Supervision

In response to official letter GAE/SRE 569/08, we hereby inform that the amount of the dividend payment to be submitted for approval to the Annual Shareholders' Meeting to be held on April 4, 2008 corresponds to the following amounts for each type of share:

Amount of dividend – base date 12/31/07:

Share                    Gross Amount per Share:
ON (common)      R$0.99717139
PN (preferred)      R$0.77461414

We also inform that dividends will be restated based on the Reference Rate (TR) from January 1, 2008 through the date on which payment begins, with the final date and amounts per unit informed in a Notice to Shareholders to be published after the Annual Shareholders’ Meeting.

Amount of dividend – restated up to 3/31/2008:

Share                    Gross Amount per Share
ON (common)      R$0.99882944
PN (preferred)      R$0.77590213

The above restated amounts will be subject to withholding of income tax at source, pursuant to Brazilian law, in particular Laws 9245/95 and 9249/95.

Shareholders that demonstrate exemption from income tax must present documentation duly corroborating their tax-exemption status at any branch of Banco do Brasil in order to avoid the deduction of withholding tax from the dividend payment.

Sincerely,
Contax Participações S/A
Michel Neves Sarkis
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.